PetIQ, Inc.

923 S. Bridgeway Pl.

Eagle, Idaho 83616

September 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Jonathan Burr
James Lopez

Re:	PetIQ, Inc.
Registration Statement on Form S-3
File No. 333-227186

Dear Messers. Burr and Lopez:

PetIQ, Inc. (the “Company”) hereby withdraws its request for effectiveness filed with the Securities and Exchange Commission on September 18, 2018 pursuant to Rule 461 under the Securities Act of 1933, as amended, relating to the Company’s Registration Statement on Form S-3 (Registration No. 333-227186).

Respectfully submitted,

/s/ John Newland
John Newland
Chief Financial Officer
PetIQ, Inc.

cc: Christina T. Roupas